UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

EXECUTIVE NETWORK PARTNERING CORPORATION

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

30158L100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ENPC Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,052,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,052,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,052,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.25%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer

Executive Network Partnering Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

137 Newbury Street, 7th Floor

Boston, Massachusetts

Item 2(a).	Names of Persons Filing

This statement is filed by ENPC Holdings, LLC (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of the Reporting Person is as follows:

c/o Executive Network Partnering Corporation

137 Newbury Street, 7th Floor

Boston, Massachusetts

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number

30158L100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Person beneficially holds 1,052,000 shares (the “Shares”) of Common Stock of the Issuer, as a result of holding 245,600 of the Issuer’s CAPS™ and 806,400 shares of Class F shares. Each of the Issuer’s CAPS™ consists of one share of the Issuer’s Class A Common Stock and one-quarter of one warrant. Each whole warrant entitles the holder to purchase one share of the Issuer’s Class A Common Stock. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s partnering transaction and 12 months from the closing of the offering. The Class F shares will automatically convert into shares of Class A common stock in connection with the completion of the partnering transaction on a one-for-one basis, subject to certain adjustments.

The Reporting Person is controlled by its board of managers, being Alex J. Dunn, Taggart M. Romney, Eric F. Scheuermann, and Spencer J. Zwick. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by Reporting Person, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by at least a majority of the managers, none of the managers is deemed to be a beneficial owner of the Issuer’s securities held by the Reporting Person.

(b)	Percent of Class:

See response to Item 11 on the cover page.

The Reporting Person may be deemed to have beneficially owned 1,052,000 shares of the Issuer’s Common Stock or 6.25% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 16,805,600 shares of the Issuer’s Common Stock outstanding as of November 16, 2020, as per the information reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2020.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 2021

ENPC Holdings, LLC

By:	/s/ Alex Dunn
Name:	Alex Dunn
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.